Exhibit 12.01

HARTFORD LIFE INSURANCE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions)

	Three Months Ended March 31,	Years Ended December 31,
	2018	2017	2016	2015	2014
EARNINGS:
Income before income taxes	$145	$376	$356	$530	$861
Add: Total fixed charges, before interest credited to contractholders	—	—	—	—	—
Total earnings, before interest credited to contractholders	$145	$376	$356	$530	$861
Interest credited to contractholders [1]	156	628	631	682	725
Total earnings	$301	$1,004	$987	$1,212	$1,586

FIXED CHARGES:
Total fixed charges, before interest credited to contractholders	$—	$—	$—	$—	$—
Interest credited to contractholders [1]	156	628	631	682	725
Total fixed charges	$156	$628	$631	$682	$725
RATIOS:
Total earnings to total fixed charges [2]	1.9	1.6	1.6	1.8	2.2
[1] Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.
[2] Ratios of less than one-to-one are presented as “NM” or not meaningful.

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